# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UPLAND SOFTWARE, INC., CIK 0001505155
CUSIP: 91544A109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001943841
Persons authorized to receive notices and communications: David Chung, Ulysses Aggregator, LP c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, California (CA), 94303, (650) 321-4910; David B. Feirstein, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Jennifer Wu, P.C., Kirkland & Ellis LLP, 401 W. 4th Street, Austin, Texas (TX), 78701, (512) 678-9100

## Reporting persons
- Ulysses Aggregator, LP (CIK 0001943841): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 789,686; sole dispositive power 0; shared dispositive power 789,686; aggregate amount beneficially owned 789,686 (21.76% of the class)
- HGGC Fund IV GP, Ltd. (CIK 0001943824): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 814,858; sole dispositive power 0; shared dispositive power 814,858; aggregate amount beneficially owned 814,858 (22.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: UPLAND SOFTWARE, INC.
Address of issuer's principal executive offices: 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas (TX), 78746
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 25, 2022, as previously amended by Amendment No. 1 filed by the Reporting Person on December 18, 2023, Amendment No. 2 filed by the Reporting Person on February 27, 2024 and Amendment No. 3 filed by the Reporting Person on June 17, 2024 (collectively, the "Original Statement"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Upland Software, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are set forth on Rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned are based on the 2,838,697 shares of Common Stock outstanding as of November 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 4, 2026, as adjusted to include the 789,686 shares of Common Stock issuable upon conversion of the 115,000 shares of Series A Preferred Stock. This Amendment No. 4 is being filed to report a greater than 1% increase in the Reporting Persons' beneficial ownership that was due solely to the decrease in outstanding shares of Common Stock as disclosed by the Issuer.

As of September 15, 2026, Aggregator LP directly holds 115,000 shares of Series A Preferred Stock (after giving effect to the accrual of dividends in kind paid thereunder as of September 15, 2026), which is currently convertible into 789,686 shares of Common Stock, calculated as the sum of the principal investment amount and accrued dividends, divided by a conversion price equal to $175.00 per share (the "Conversion Price"), and Bloom Acquisitions 1, LP, a Delaware limited partnership and an affiliate of Aggregator LP, directly holds, in the aggregate, 25,172 shares of Common Stock.

On June 17, 2026, the Issuer effected a 1-for-10 reverse stock split of its issued and outstanding Common Stock (the "Reverse Stock Split"), pursuant to which every ten shares of Common Stock were automatically combined into one share of Common Stock, without any change in par value per share, and stockholders who would otherwise have been entitled to a fractional share received a cash payment in lieu thereof. In accordance with the terms of the Series A Preferred Stock, the Conversion Price was proportionately adjusted from $17.50 per share to $175.00 per share. All share numbers and the Conversion Price reported in this Amendment No. 4 reflect the Reverse Stock Split.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the foregoing or the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on Rows 7 through 10 of the cover pages of this Schedule 13D and is incorporated herein by reference. Aggregator GP exercises sole voting and investment discretion over the reported securities. Holdings is the sole shareholder and director of Fund IV GP Ltd., the sole member of Aggregator GP, and therefore Holdings and the Holdings Members may be deemed to beneficially own the reported securities but disclaim such beneficial ownership.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Amendment No. 4, the Reporting Persons have effected no transactions in Common Stock within the prior 60 days.

## Signatures
- Ulysses Aggregator, LP: /s/ David Chung, David Chung/President (11/06/2026)
- HGGC Fund IV GP, Ltd.: /s/ Rachel Stock, Rachel Stock/Secretary (11/06/2026)